UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

________________________________

HEARTWARE INTERNATIONAL, INC.
(Name of Subject Company)

HEARTWARE INTERNATIONAL, INC.
(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

422368100
(CUSIP Number of Class of Securities)

Lawrence J. Knopf
Senior Vice President, General Counsel and Secretary
HeartWare International, Inc.
500 Old Connecticut Path, Building A
Framingham, MA 01701
(508) 739-0950
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On June 27, 2016, HeartWare International, Inc. (“HeartWare” or the “Company”), a Delaware corporation, entered into an Agreement and Plan of Merger with Medtronic, Inc. (“Medtronic”), a Minnesota corporation and Medtronic Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Medtronic.

This Schedule 14D-9 filing consists of the following document relating to the proposed transaction:

(i)
An email from Doug Godshall, President and Chief Executive Officer of HeartWare and David Steinhaus, General Manager (Heart Failure) and Medical Director (Cardiac Rhythm and Heart Failure) of Medtronic plc, distributed to HeartWare employees, first used or made available on July 20, 2016.

Dear HeartWare Employees,

Over the past two weeks, we have been engaging in integration discussions with employees across HeartWare and Medtronic, both in Miami Lakes and Framingham.  We are grateful to all of you who helped plan, execute and participate in the meetings and tours of HeartWare facilities, and for making the Medtronic team feel welcome at their visits.

For most of the Medtronic team, this was a first opportunity to visit HeartWare facilities and observe firsthand this exciting work. Everyone involved did a tremendous job of showcasing the HVAD® System, the technology pipeline, and the patient-centric culture that is part of the HeartWare DNA and a value shared by both companies.

Since the acquisition announcement, Medtronic has emphasized that the integration will focus on continuing to meet the needs of patients and customers, implementing an integration model that centers on “Preserve, Optimize, Accelerate, Transform”:

•	Preserve the unique competencies of the HeartWare organization
•	Optimize processes and systems with a strong focus on quality
•	Accelerate innovation through the marriage of complementary skill sets
•	Transform patient outcomes and LVAD therapy overall

In keeping with these principles, Medtronic intends to continue operations at both the Miami Lakes and Framingham facilities for the foreseeable future, as well as retain and incorporate the global HeartWare field organization as part of the Medtronic Cardiovascular Group (CVG) selling organization. Medtronic views the acquisition of HeartWare, its technologies and its operations as complementary to Medtronic programs and as enhancing existing Medtronic initiatives that treat patients with heart failure.

The Integration Teams from both organizations have been identified. From HeartWare, Stuart Logan, head of new business development and strategic planning, is leading a cross-functional team.  In keeping with Medtronic’s size and multiple functional areas, the Medtronic team includes several senior leaders who are likely to become familiar faces in Framingham and Miami Lakes over the coming weeks.  We are quite pleased that the Medtronic integration team will be led by Tom Vassiliades, M.D., M.B.A., who has been the chief medical officer of their Coronary and Structural Heart Business.  Tom and many of his colleagues have had intense interest in VAD technology for more than a decade.

It is important to remember that we cannot begin to integrate programs until after the close of the transaction, which is subject to the satisfaction of customary closing conditions.  However, the leaders of both companies are committed to being as transparent as possible, keeping you updated and sharing more information as the planning continues.

We anticipate that Medtronic will commence the tender offer by the end of this month. Investors will then have 20 business days to tender their shares into the offer. Also, HeartWare plans to announce second quarter results in the next few weeks, followed by its second quarter employee meeting.

We are inspired by the collective enthusiasm for the awesome potential of our future combined organization, and our ability to accelerate innovation and transform the lives of the patients we serve.  Again, thank you for your work thus far, and we will keep you updated on further integration progress.

Doug and David

Douglas Godshall	David Steinhaus, M.D.
President and Chief Executive Officer	General Manager, Heart Failure
HeartWare, Inc.	Medical Director, Cardiac Rhythm and Heart Failure
500 Old Connecticut Path | Framingham, MA 01701	Medtronic plc
Office: (508) 739-0840 | Fax: (508) 739-0948	8200 Coral Sea Street| Minneapolis, MN 55112
dgodshall@heartware.com	Office: (763) 526-1250
david.m.steinhaus@medtronic.com

Notice to Investors

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of HeartWare.  The tender offer for the outstanding common stock of HeartWare has not yet commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed on Schedule TO by Medtronic with the U.S. Securities and Exchange Commission (SEC), and soon thereafter HeartWare will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Company’s stockholders are advised to read these documents and any other documents relating to the tender offer that will be filed with the SEC carefully and in their entirety because they contain important information.  HeartWare’s stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by contacting HeartWare’s investor relations department at HeartWare International, Inc., 500 Old Connecticut Path, Framingham, MA 01701, Attention: Investor Relations or the Medtronic investor relations department at investor.relations@medtronic.com.

This communication is for use by the intended recipient and contains information that may be privileged, confidential or copyrighted under applicable law. If you are not the intended recipient, you are hereby formally notified that any use copying or distribution of this e-mail, in whole or in part, is strictly prohibited. Please notify the sender by return e-mail and delete this e-mail from your system. This e-mail does not constitute a consent to the use of sender’s contact information for direct marketing purposes or for transfers of data to third parties. Although HeartWare, Inc. has taken reasonable precautions to ensure no viruses are present in this email, the company accepts no liability for damage arising from the use of this email or attachments. 14400 NW 60th Ave Miami Lakes, FL 33014 www.heartware.com